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NORTHEAST ENERGY MANAGEMENT, INC.
Statements of Income
Periods Ended September 30, 2000
 (expressed in millions, rounded to hundred thousands of dollars)
(Unaudited, subject to adjustment)

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                         Quarter          Six Months
                         -------          ----------

Operating revenues          $0.8     $1.6
                         ----     ----
Operating expenses:
     Operation          -     0.1
     Depreciation and amortization     0.2     0.3
     Income taxes          0.1     0.3
     Deferred taxes          0.1     0.1
                         ----     ----
          Total operating expenses     0.4     0.8
                         ----          ----
            Net income          $0.4          $0.8
                         ====          ====





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